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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 14D-1

                       TENDER OFFER STATEMENT PURSUANT TO
            SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 SUDBURY, INC.
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                           (NAME OF SUBJECT COMPANY)

                             I M ACQUISITION CORP.
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                                    (BIDDER)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (TITLE OF CLASS OF SECURITIES)

                                   864635206
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                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               DORETHA CHRISTOPH
                           VICE PRESIDENT -- FINANCE
                              INTERMET CORPORATION
                        5445 CORPORATE DRIVE, SUITE 200
                              TROY, MICHIGAN 48098
                                 (810) 952-2500
                                    Copy to:

                              JANET T. GELDZAHLER
                              SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000
           (NAME, ADDRESS, AND TELEPHONE NUMBERS OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                           CALCULATION OF FILING FEE

             Transaction value*                        Amount of filing fee**
                $191,387,700                                 $38,277.54
   ---------------------------------------     ---------------------------------------

* For the purpose of calculating the filing fee only. This calculation assumes the purchase of (i) 11,417,396 shares of Common Stock, par value $0.01 per share (the "Shares"), issued and outstanding as of November 7, 1996, according to Sudbury, Inc. (the "Company"), (ii) 1,422,619 Shares reserved for issuance in connection with the Company's Series B Participation Certificates and Series C Participation Certificates and (iii) 2,471,001 Shares issuable upon the exercise of presently outstanding stock options.

** 1/50 of 1% of the transaction valuation.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

    Amount previously paid: Not applicable             Filing party: Not applicable
 Form or registration number: Not applicable            Date filed: Not applicable

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Sudbury, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 30100 Chagrin Boulevard, Suite 203, Cleveland, Ohio 44124.

     (b) The class of securities to which this statement relates is the Common Stock, par value $0.01 per share (the "Shares"), of the Company. The information set forth in the Introductory Section and Section 1 of the Offer to Purchase ("Offer to Purchase") annexed hereto as Exhibit 1 is incorporated herein by reference.

     (c) The information set forth in Section 6 of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d); (g) The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of Intermet Corporation, a Georgia corporation ("Intermet"), and I M Acquisition Corp., a Delaware corporation (the "Purchaser"), which is a direct wholly-owned subsidiary of Intermet, and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule A to the Offer to Purchase and incorporated herein by reference.

     (e); (f) During the last five years, neither the Purchaser nor Intermet, nor, to the best of Intermet's knowledge, any of the directors or executive officers of the Purchaser or Intermet has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the Introductory Section and Sections 10 and 11 of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in Section 13 of the Offer to Purchase is incorporated herein by reference. See Exhibit 10.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     The information set forth in the Introductory Section and Sections 7 and 11 of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introductory Section and Sections 9, 10 and 11 of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSON RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in Section 17 of the Offer to Purchase is incorporated herein by reference.

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ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference. See Exhibit 11.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b)-(c) The information set forth in Section 16 of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7 of the Offer to Purchase is incorporated herein by reference.

     (e) Not applicable.

     (f) Not applicable.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (1) Offer to Purchase.

     (2) Letter of Transmittal with respect to the Shares.

     (3) Form of letter, dated November 22, 1996, to brokers, dealers, commercial banks, trust companies and nominees.

     (4) Form of letter to be used by brokers, dealers, commercial banks, trust companies and nominees to their clients.

     (5) Press Release, dated November 18, 1996.

     (6) Form of newspaper advertisement, dated November 22, 1996.

     (7) Notice of Guaranteed Delivery.

     (8) IRS Guidelines to Substitute Form W-9.

     (9) Merger Agreement, dated as of November 18, 1996, among the Company, Intermet and the Purchaser.

     (10) Third Amended and Restated Credit Agreement, dated as of November 14, 1996, among Intermet, SunTrust Bank, Atlanta, NBD Bank and First Union National Bank of North Carolina.

     (11) Audited Financial Statements for the two years ended December 31, 1995 of Intermet. (Incorporated by reference to Intermet's Annual Report on Form 10-K for the year ended December 31, 1995).

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 1996

                                          INTERMET CORPORATION

                                          By: /s/      DORETHA CHRISTOPH
                                            ------------------------------------
                                          Title:    Vice President -- Finance

                                          I M ACQUISITION CORP.

                                          By: /s/         JAMES RYDEL
                                            ------------------------------------
                                          Title:           President

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                                EXHIBIT INDEX


     (1) Offer to Purchase.

     (2) Letter of Transmittal with respect to the Shares.

     (3) Form of letter, dated November 22, 1996, to brokers, dealers, commercial banks, trust companies and nominees.

     (4) Form of letter to be used by brokers, dealers, commercial banks, trust companies and nominees to their clients.

     (5) Press Release, dated November 18, 1996.

     (6) Form of newspaper advertisement, dated November 22, 1996.

     (7) Notice of Guaranteed Delivery.

     (8) IRS Guidelines to Substitute Form W-9.

     (9) Merger Agreement, dated as of November 18, 1996, among the Company, Intermet and the Purchaser.

     (10) Third Amended and Restated Credit Agreement, dated as of November 14, 1996, among Intermet, SunTrust Bank, Atlanta, NBD Bank and First Union National Bank of North Carolina.

     (11) Audited Financial Statements for the two years ended December 31, 1995 of Intermet. (Incorporated by reference to Intermet's Annual Report on Form 10-K for the year ended December 31, 1995).